Mail Stop 3561

December 18, 2009

Daniel J. Kunz, Chief Executive Officer
U.S. Geothermal Inc.
1505 Tyrell Lane
Boise, Idaho 83706

>   **Re: U.S. Geothermal Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 27, 2009**
>   **File No. 333-163384**

Dear Mr. Kunz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

1. We note that in your annual report on Form 10-K/A that was filed on November 24, 2009, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of March 31, 2009. Please add a risk factor that addresses the potential risk raised by your ineffective controls and procedures or tell us why it is not appropriate to do so.

<u>Description of Securities to be Registered, page 17</u>

<u>Warrants, page 17</u>

2. Please clarify explicitly in this section of your document that you are not registering the warrants you describe.

3. We note that the warrant exercise price is subject to certain adjustments. Also, we note that, if the registration statement is not effective by February 17, 2010, the warrants will be exercisable into common stock on a cashless basis by paying the exercise price in shares of common stock. Please expand these discussions to clarify how the adjustment in the exercise price and the cashless exercise will work in terms that an investor can understand. In this regard, providing examples may prove helpful for readers.

<u>Incorporation by Reference, page 20</u>

4. Please revise to include the current reports on Form 8-K filed on November 4, November 5 and December 16, 2009 as well as the revisions to your proxy filed on November 9 and 13, 2009. Also, please ensure that you update your Incorporation by Reference section for any other applicable Exchange Act reports filed after the date of your initial registration statement, but prior to effectiveness.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-2</u>

5. Please file all required exhibits, such as the consents of GeothermEx, Inc., Teplow Geologic and Black Mountain Technology in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

<u>Exhibit 5.1</u>

6. Your legal opinion is limited to the "Delaware General Corporation Law." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly Anderson, Esq.
        Dorsey & Whitney LLP
        Via Facsimile